Our Mayberry

Technology Software Main Street Community Fin Tech

Ecommerce platform where each purchase results in a charitable contribution

OURMAYBERRY.COM BELLEVUE WASHINGTON



We are passionate about community and anguished and angry at how the current ecommerce model transfers wealth from mom & pop stores to conglomerates. We know that most people now want their purchases to matter and know that charities are hurting too, facing growing needs and a shrinking pool of donors. We connect them all, for their mutual... more

Shawn Tacey Chief Executive Officer @ Our Mayberry

Why you may want to support us...

1. World's first cause-based commerce platform connecting businesses, charities, and consumers.
2. Superior financial tech system that enables every type of purchase for any product or service.
3. Novel business model leverages social influence of charities to drive buyers to partner businesses.
4. Early traction with organizations (e.g., Rotary clubs) helping us acquire customers at low cost.
5. COVID-19 crisis has highlighted our value proposition for struggling small businesses and charities.

Why investors ❤ us

WE'VE RAISED $601,100 SINCE OUR FOUNDING

The management and development team at Our Mayberry are visionaries who have created fantastic technology for the unserved last mile of commerce while addressing pressing social needs. OM offers a unique e-commerce solution to bring together neighborhood consumers and sellers including donations to charities important to both parties.

In addition, it has developed a proprietary platform that gives sellers easy and powerful access to invoicing and the acceptance of electronic payments such as credit cards and ACH. Growth has been explosive, and it is time to take this startup to the next level!

William R Moore Managing Member, Round Lake LLC

LEAD INVESTOR INVESTING $25,000 THIS ROUND & $200,000 PREVIOUSLY

Our team

AND OUR MAJOR ACCOMPLISHMENTS

Shawn Tacey
Chief Executive Officer
In 27 years counseling 1000's of companies, I learned the value of small business owners to our economy. No one knows their pain, needs, quirks, and commitment better than I do and we have built the future of commerce for them. And now they will win!

Chris Nakea
Chief Technology Officer
Over 30 years working with companies and organizations across a variety of industries. His clients have included Microsoft, Xerox, Time Warner, Harvard Business School Publishing (Ideas at Work), Clear Channel, Jones Radio and more.

Lee Brillhart
Chief Operating Officer
U.S. Senate Legal Fellow role led to work as counsel and C-level exec in 11 growth companies (including Inc. 500), with 6 sold and 3 still operating. Highlights: founding President of FlexCar (sold to ZipCar) & multiple $0 - $$MM in sales companies.

Jack Kindred
Director of Cause Relations
Lawyer, entrepreneur, and community philanthropist with multiple leadership roles with charities helping children (Boyer Children's Clinic), strengthening education (UW Haring Center), and meeting other critical needs.

In the news

August 19, 2020

Robin Byrne & Shawn Tacey

In The Moment ... February 6, 2020 Show 748 Hour 2 The Sioux Empire Community Theatre is setting up its own Mayberry Mob. Our Mayberry's mission is to create sustainable and scalable business partnerships

August 19, 2020 @ listen.sdpb.org

August 19, 2020

Downloads

- OM-ExecSum-Newest-2020.09.15.pdf
- OMFactSheet-Wefunder.pdf
- OM-Pitch-2020.09.18.pdf

Helping communities, one purchase at a time.

We started in 2018, with the conviction that we had to stop the hollowing out of our communities caused in part by today's commerce model. We know that the consumer of today wants their purchases to make a difference, hates ads, and wants to support businesses that reflect their values. We also know that if the current model persists, transferring wealth from mom and pop stores to global conglomerates, while local charities suffer as their donor bases shrink, our communities will collapse. We built the Our Mayberry cause-driven platform to address these problems comprehensively, to meet the expectations of consumers and reinvigorate small businesses and nonprofits in your community.

Our Mayberry connects the growing legions of consumers wishing to "vote with their dollars" to support businesses engaged in helping the community who make direct contributions to local nonprofits. We attract fundraisers by offering a comprehensive digital campaign management platform that solves key problems in the current fundraising "model" by enabling them to promote fundraising campaigns to consumers and small businesses through direct outreach, digital marketing, and visibility on the platform, and raise funds from transactions without paying a fee.

We leverage the passion of campaign supporters and mission-driven consumers to recruit small businesses to contribute to their community cause(s) of choice by promoting some or all of their products and services on the Our Mayberry platform. Our key value proposition is making it easy for any charitable group to place and promote their fundraising campaigns online and deliver their campaign supporters as motivated referral customers to businesses who support their campaigns.

Build it and they will come. We spent two years in intensive development, and now we've launched and are helping small businesses and charities thrive.


Our Mayberry
Welcome to Our Mayberry - the world's leading cause based commerce platform!
Shop these businesses and they will contribute to a charity you choose
Prevent Homelessness on Vashon
Payberry
START A FUNDRAISING CAUSE OF YOUR OWN!


Our Mayberry
Causes
Prevent Homelessness on Vashon
PREVENT HOMELESSNESS ON VASHON
Liberty Rugby Football Club
VASHON ISLAND
Chamber of Commerce
Vashon Chamber of Commerce
DRAMA DOCK
Drama Dock
Vashon Island Rotary Foundation
Flourish
Little Bit
Little Bit Therapeutic Riding Center
Newport High Baseball Booster Club
VALLEY KANGAROOS RUGBY FOOTBALL CLUB

Any Business. Any nonprofit. Every consumer.

Law firms and designers can participate on Our Mayberry as readily as restaurants and candy stores. Our top-notch tech team has developed a superb and comprehensive set of financial transactions capabilities that will handle ANY type of purchase: online, in store, B2B or B2C invoices, true contactless payments, and order pickup scheduling. The contributions to nonprofits are made at the point of purchase, meaning that no one touches those funds except the designated charity. Full transparency and elegant simplicity!

We make money from software service fees and a portion of card transactions fees. Businesses get free access to the platform, all financial technology tools, and one nonprofit partnership. A monthly fee is charged for 2-10 nonprofit partnerships ($19.95) and unlimited partnerships ($49.95). We project a substantial return on investment for businesses on the platform because the subscription fee is based on the number of nonprofits the business has partnered with, each of which has a self-interest in promoting partner businesses to their supporters. In addition, businesses will benefit from the financial technology tools we provide that are especially valuable now, and from the fact that Our Mayberry will occupy a unique position as a global cause-based marketing platform that will provide exposure to cause oriented travelers through geo targeting and enable businesses to have all their products and/or services consistently displayed to a growing national and international audience.


Vashon Island Rotary Foundation
NAKEA

We make it easy for businesses and nonprofits on Our Mayberry to connect with other partners and their current, and NEW, customers.

We provide a comprehensive set of marketing and operational resources for businesses and nonprofits to promote themselves to one another and to consumers directly and on social media. That's another reason we are quickly gaining traction with charities and small businesses, mostly by word-of-mouth because we have spent very little on marketing.

For example, on September 16, 2020 Our Mayberry served as the digital commerce and fundraising platform for an online event that kicked off a three month campaign to raise funds to fight homelessness in a community near Seattle. Our Mayberry enables individuals to make direct donations to the campaign and indirect contributions when they purchase from participating businesses.

The local chamber of commerce and Rotary Club selected Our Mayberry because our business model is directed at supporting communities by connecting local charities, businesses, and consumers for their mutual benefit. Instead of paying for advertising with dollars that are sucked away from the community, businesses on Our Mayberry make contributions to local nonprofits with each sale. Supporters of the nonprofit are motivated to buy from local businesses because it benefits a cause they believe in.

This successful event will serve as a model which can be used by others, including 48 additional chapters of Rotary International we have presented to, multiple chambers of commerce and related business associations we are partnering with, and local, regional, and national nonprofits we have engaged with.


Our Mayberry
ourmayberry.com/manage/campaign/16/resources
Our Mayberry
My Location
Shop Offers
Causes
My Mayberry
Vashon Island Rotary Foundation
Cause
Vashon Island Rotary Foundation
Marketing Resources
To help causes with communicating to business partners and supporters, we have put together some great content to get you started. To use the text, click the copy button and paste it into an email or social media post. To use a PDF or graphic file, simply click the download button or copy a link that you can past into your communication.
Invitations
Invite a business to partner
Invite supporters to join your cause
Bulk Business Invites (sample csv file)
Upload a CSV file and the system will send out the business invites to all the businesses you include.
CSV file should be formatted with 3 columns.
- Business Name
- Receipent Name
- Email
Upload File
Fact Sheet
The fact sheet provides great details on what Our Mayberry is all about!
Download PDF
Download Image
Copy Link

See what the Sioux Empire Community Theater and their business partners say about Our Mayberry.


Sioux Empire Theater
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We're now ready to CHANGE THE WORLD!

Investor Q&A

— COLLAPSE ALL

What does your company do?

Our Mayberry is the world's first cause-based commerce platform connecting businesses, charities, and consumers to transform communities. Charities create free digital stores for partner businesses to display products/services which the charity promotes to their passionate supporters. Businesses can partner with multiple charities, each of which displays and promotes the products/services in exchange for a percentage donation from each sale.

Where will your company be in 5 years?

Driving toward becoming the dominant platform enabling belief-driven buyers globally to make every transaction count in a way that's meaningful. We are pursuing partnerships with organizations that can help us quickly and efficiently acquire nonprofit and business customers. Our stretch objective is landing 5% of the 6.8M SMBs in our target market within 5-7 years, which should yield revenue of $200MM+ and enable us to go public or sell to a larger company (projections not guaranteed).

Why did you choose this idea?

We are passionate about community and anguished and angry at how the current ecommerce model transfers wealth from mom & pop stores to conglomerates. We know that most people now want their purchases to matter and know that charities are hurting too, facing growing needs and a shrinking pool of donors. We connect them all, for their mutual benefit.

How far along are you? What's your biggest obstacle?

1. Built fintech platform supporting every transaction and business type with true contactless payments for online and in-person purchases, invoicing (includes B2B sales), and easy setup with current point of sale systems. 2. Contracted with leading payment processing company enabling us to earn share of every transaction fee. 3. Assembled outstanding mgt. team to drive growth. 4. Great market response to initial, low-cost marketing. 5. Superior product-market fit with cause-driven commerce platform for what studies show are today's belief-driven buyers (75% of all consumers). Early obstacle during COVID-19 crisis was signing customers for a new paid service, if value not proven, so we changed to "freemium" pricing model.

Who competes with you? What do you understand that they don't?

No competitor comes close to matching us in enabling pervasive cause-driven commerce, which addresses today's community needs via everyday purchases. Unlike competitors, we: 1) link local cause supporters to local businesses and support online and in-person buying; and, 2) support any cause or business and every consumer, and handle financial transactions from end-to-end, with consistent, transparent reporting and prompt payments. Compare: [Amazon Smile] limits contribution % and no service businesses; [Shop & Support] affiliate marketing donations are from a small group of large retailers and no service businesses; [iGive] contributions aren't automated (burdens users); [FlipGive] affiliate marketing site charges charities to raise $.

How will you make money?

Our Mayberry DOES NOT take any funds raised for causes, but we have multiple revenue sources: 1) a "freemium" subscription model allowing businesses to sign up for free with one charity partner. More partnerships are included in two fee levels ($19.95 & $49.95/mo.); 2) fees for special product offerings; 3) fees for preferred placement in business search lists; 4) charities who pay a modest fee for advanced campaign management tools (e.g., auction functions & fundraising management tools); 5) a share of credit/debit transaction fees; and, 6) delivering other value-added services (e.g., enhanced CRM functionality). We are targeting 90% plus gross margin, which will support healthy continuing investments in the platform and sales/marketing.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

1. Because we help business members of community organizations (e.g., chambers of commerce) access belief-driven buyers and add, for charities, a new, non-donation focused source of funds, we expect our offering to be viral, which is proving to be true in to date. If we find this is not generally true, that would be a problem, resulting in much higher marketing costs and reduced profit margins. 2. If an insufficient number of charity supporters make purchases, partner businesses won't be motivated to pay our service fees. Overall, for us to succeed businesses must conclude that they are being provided with enough new customers and/or that the customers referred by partner charities are more loyal and buy more to justify paying our fees.